Exhibit 99.2

Notice to Owners of Ordinary Shares

CollPlant Holdings Ltd.

Proxy/Voting Card

Owners of record on November 7, 2018 (the “Record Date”) of ordinary shares of CollPlant Holdings Ltd. (the “Company”) are hereby notified of an upcoming annual general meeting of the Company to be held on December 13, 2018 in Israel (the “General Meeting”).

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange may vote through the proxy card, which also serves as their voting card, by completing, dating, signing and sending the proxy to the Company's offices so that it is received by the Company no later than December 13, 2018, at 6:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company, no later than December 13, 2018, at 6:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

CollPlant Holdings Ltd.

Dated: November 1, 2018

ANNUAL GENERAL MEETING OF

COLLPLANT HOLDINGS LTD.

TO:       CollPlant Holdings Ltd.

Fax Number: +972-73-232-5602

Email: eran@collplant.com

Telephone Number: +972-73-232-5600

Annual General Meeting to be held on December 13, 2018

FROM: __________________________________________________________________

Company/Individual Name

SIGNATURE: _______________________________________________________________

Authorized Signatory Name, Signature/Medallion

CONTACT INFO: ____________________________________________________________

Telephone/Fax Number, E-mail Address

TOTAL NUMBER OF ORDINARY SHARES

HELD AS OF November 7, 2018: _________________________________________________

NUMBER OF ORDINARY SHARES BEING VOTED: ____________________________________

DATE: ________________________, 2018

CollPlant Holdings Ltd.

Annual General Meeting

December 13, 2018

The above-noted holder of ordinary shares of CollPlant Holdings Ltd. (the “Company”) hereby requests and instructs Eran Rotem to endeavor insofar as practicable, to vote or cause to be voted the number of ordinary shares held as of close of business on November 7, 2018 at the Annual General Meeting of the Company to be held in Israel on December 13, 2018 at 10:00 a.m. Israel time in respect of the following resolutions:

THIS FORM MUST BE RECEIVED COMPLETED BY 6:00 A.M. ISRAEL TIME ON December 13, 2018 TO BE VALID

ANNUAL GENERAL MEETING OF

COLLPLANT HOLDINGS LTD.

1. The re-election of the following nominees to Company's board of directors, each until the next annual general meeting of shareholders, as presented to the shareholders, be and the same hereby is, approved

1a. Re-election of David Tsur to the Company's board of directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN
1b. Re-election of Adi Goldin to the Company's board of directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN
1c. Re-election of Abraham Havron to the Company's board of directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN
1d. Re-election of Scott R. Burell to the Company's board of directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN
1e. Re-election of Wolfgang Ruttenstorfer to the Company's board of directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN

2. The re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2018, and for an additional period until the next annual general meeting of shareholders, and the authorization of the Company’s board of directors, upon the recommendation of the Company’s audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year, as presented to the shareholders, be and same hereby are approved.

☐ FOR     ☐ AGAINST     ☐ ABSTAIN

End of resolutions

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